SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of JUNE , 2003.
                                          ------  ----

                              IMA EXPLORATION INC.
                   -------------------------------------------
                 (Translation of registrant's name into English)

  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F    X      Form 40-F
                                 ---------              ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes               No     X
                         ---------       ----------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                       IMA Exploration Inc.
                                       (Registrant)

Date   June 25, 2003                   By  /s/ William Lee
     ------------------------------        -------------------------------------
                                              (Signature)



William Lee, Director and Chief Financial Officer
---------------------------------------------------------------------
1 Print the name and title of the signing officer under his signature.

                                 BC FORM 53-901F

                                    (FORM 27)

                                 Securities Act


                             MATERIAL CHANGE REPORT

              Section 85(1) of the Securities Act, British Columbia
                          (the "British Columbia Act")
        Section 118(1) of the Securities Act, Alberta (the "Alberta Act")
        Section 75(2) of the Securities Act, Ontario (the "Ontario Act")


1.     REPORTING ISSUER

       The full name of the Issuer is IMA Exploration Inc. (the "Issuer"). The address and telephone number of the principal office in Canada of the Issuer is as follows:

       #709 - 837 West Hastings Street
       Vancouver, BC
       V6C 3N6
       Phone:  (604) 687-1828

2.     DATE OF MATERIAL CHANGE

       June 25, 2003

3.     PRESS RELEASE

       A press release dated June 25, 2003, a copy of which is attached, was released through various approved public media and filed with the TSX Venture Exchange and the British Columbia, Alberta and Ontario Securities Commissions.

4.     SUMMARY OF MATERIAL CHANGE(S)

       Please see attached press release for details.

5.     FULL DESCRIPTION OF MATERIAL CHANGE

       Please see attached press release for full details.

6. RELIANCE ON SECTION 85(2) OF THE BRITISH COLUMBIA ACT, SECTION 118(2) OF THE ALBERTA ACT AND SECTION 75(3) OF THE ONTARIO ACT

       Not Applicable

7.     OMITTED INFORMATION

       Not Applicable

8.     SENIOR OFFICER

       The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

       William Lee
       Chief Financial Officer
       Phone:  (604) 687-1828

9.     STATEMENT OF SENIOR OFFICER

       The foregoing accurately discloses the material change referred to herein.


DATED at Vancouver, British Columbia, this 25th day of June, 2003.




                                            /s/ William Lee
                                            ------------------------------------
                                            William Lee, Chief Financial Officer

                              IMA EXPLORATION INC.

                      Suite 709 - 837 West Hastings Street,
                            Terminal City Club Tower,
                             Vancouver, B.C. V6C 3N6
           Tel: 604-687-1828 Fax: 604-687-1858 Toll Free: 800-901-0058
        Internet: www.imaexploration.com E-mail: info@imaexploration.com

               TSX Venture Exchange: IMR OTC Bulletin Board: IMXPF
                 Frankfurt & Berlin Exchanges: IMT (WKN 884971)

--------------------------------------------------------------------------------

NEWS RELEASE                                                       JUNE 25, 2003


              LARGE GEOPHYSICAL ANOMALY IDENTIFIED ON IMA'S NAVIDAD
                         BONANZA-GRADE SILVER DISCOVERY

IMA Exploration Inc. is pleased to announce the results from recently completed Induced Polarization (I.P.) geophysical surveys. The surveys have identified a chargeability anomaly with a surface footprint of 1.6 km x 1.3 km that starts near surface in areas of exposed mineralization and in some cases extends to depths of approximately 300 metres. IMA's geological team believes that this anomaly significantly increases the potential size and importance of the Navidad discovery.

Survey results show an excellent correlation between chargeability and mapped exposures of more intense examples of replacement-style mineralization. Anomalous chargeability was expected from replacement-style mineralization based on laboratory testing of mineralized and unmineralized specimens. The large chargeability anomaly extends over 1 km to the southwest of known mineralization in an area completely obscured by soil cover (see attached map)[MAP OMITTED FOR THE PURPOSE OF THIS FILING]. Chargeability anomalies are generally caused by minerals such as: base-metal sulphides, pyrite, graphite, hematite and magnetite. Pyrite, graphite, hematite, and magnetite have not been observed on surface at Navidad in quantities that could explain the anomaly.

IMA geologists believe that there is a high probability this anomaly represents base-metal sulfide minerals with associated silver-lead+/-copper similar to that which has been mapped on the property to date. Replacement mineralization mapped at Navidad includes galena-matrix breccia (158 g/t silver and 8.9% lead; previously reported) and mineralized carapace breccia (111.3 ounces per ton silver [3,785 g/t], 3.7% copper, 2.1% lead; previously reported).

Gradient I.P. totaling 80.3 line kilometres was performed over an area of 2.5 by
6.2 kilometers with 200 metre spaced lines, including the entire Navidad system and adjacent covered areas. Follow-up time domain Pole-Dipole I.P. (using dipole lengths of 20 and 100 metres) was performed over 8.5 line kilometres in the area of the Gradient-defined chargeability anomaly. The more precise Pole-Dipole survey confirms the large Gradient I.P. anomaly and provides three-dimensional information on the size and shape of the chargeable body. The I.P. surveys were performed by Quantec Geoscience Ltd.

Ongoing work at Navidad includes a gravity survey over the area of the 1.6 x 1.3 kilometre chargeability anomaly and a magnetic survey over the entire grid used for the I.P. survey. Detailed sampling of mineralization at Galena and Barite Hills is now complete and will be released shortly. Once all results have been received and interpreted, IMA's technical team will plan a substantial drill program.

At 1:30PM Pacific Time on June 26, 2003, .there will be a comprehensive overview of the impressive Navidad silver discovery to outline results to date and future exploration programs. The presentation will be held at the Four Seasons Hotel, Park Ballroom A, 2nd Floor, 791 West Georgia Street, Vancouver, BC.

IMA Exploration Inc.                                               June 25, 2003
News Release                                                              Page 2


IMA Exploration Inc. has a strong treasury to fund its exploration objectives. The Company focuses on quality exploration work designed to define economic gold and silver deposits in Argentina and Peru. IMA has put together an enviable property portfolio including over 37 well-located, high-potential projects and is continuing to add to this package through grass-roots exploration and staking. The Company is a well-positioned junior mining Company that is focused on growth through exploration. For more information please visit IMA's web site at http://www.imaexploration.com/.


ON BEHALF OF THE BOARD

"Joseph Grosso"
---------------------------------
Mr. Joseph Grosso, President & CEO


For further information please contact Joseph Grosso, President & CEO, or Sean Hurd, Investor Relations Manager, at 1-800-901-0058 or 604-687-1828, or fax 604-687-1858, or by email info@imaexploration.com, or visit the Company's web site at http://www.imaexploration.com.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or the accuracy of this release. CAUTIONARY NOTE TO US INVESTORS:
This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.